[redacted]

BB 3/5

08026714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 4 2008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard M. Rush — (414)-765-3675
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – of individual, state last, first, middle name)

100 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

JD 3/7/08

OATH OR AFFIRMATION

I, Leonard M. Rush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2007 and 2006**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature
Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Financial Statements
As of December 31, 2007 and 2006
Together with Reports of Independent Certified Public Accountants

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory

Grant Thornton LLP
100 E Wisconsin Avenue, Suite 2300
Milwaukee, WI 53202-9971

T 414.289.8200
F 414.289.9910
www.GrantThornton.com

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statements of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a s whole.

Grant Thornton LLP

Milwaukee, Wisconsin
February 20, 2008

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2007 and 2006

(In Thousands)

Assets	2007	2006
Cash	$ 23,432	$ 123,179
Securities Purchased Under Agreements to Resell	515,625	518,805
Deposits with Clearing Corporations	9,019	5,324
Receivables:		
Clients	313,710	345,686
Brokers and Dealers	32,004	26,261
Deposits Paid on Securities Borrowed	60,016	66,569
Other	196,700	87,694
	602,430	526,210
Securities Owned, at Fair Value	445,528	347,148
Furniture, Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $88,895 and $83,888, respectively	16,120	15,106
Goodwill and Intangible Assets, at Cost, Less Accumulated Amortization of $4,511 and $3,252, respectively	43,100	42,278
Other Assets, Including $35,356 and $29,696, respectively, of Net Deferred Tax Assets	57,549	51,023
Total Assets	$ 1,712,803	$ 1,629,073

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2007 and 2006

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2007	2006
Liabilities:		
Money Borrowed:		
Bank Loans	$ 29,000	$ -
Book Credit Balances in Bank Accounts	38,464	32,559
Securities Sold Under Agreements to Repurchase	515,625	498,792
Payables:		
Clients	91,281	177,786
Brokers and Dealers	9,620	13,349
Deposits Received on Securities Loaned	54,865	33,839
	155,766	224,974
Securities Sold, Not Yet Purchased, at Fair Value	69,482	66,467
Accounts Payable, Accrued Expenses and Other Liabilities	318,816	285,787
Income Taxes Payable	12,393	8,030
Subordinated Liabilities	271,399	266,646
Total Liabilities	1,410,945	1,383,255
Stockholders' Equity:		
Common Stock	12,963	12,680
Additional Paid-In Capital	129,034	122,667
Restricted Stock Units	2,337	3,104
Retained Earnings	153,393	103,230
Treasury Stock, at Cost	(623)	(280)
Accumulated Other Comprehensive Income	4,754	4,417
Total Stockholders' Equity	301,858	245,818
Total Liabilities and Stockholders' Equity	$ 1,712,803	$ 1,629,073

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Income
For the Years Ended December 31, 2007 and 2006

(In Thousands)

	2007	2006
Revenues:		
Investment Advisory Fees	$ 190,337	$ 166,800
Commissions	157,124	153,831
Principal Transactions, Net	95,130	95,704
Investment Banking and Underwriting	163,209	118,248
Interest	65,087	52,915
Other	25,519	46,293
Gross Revenues	696,406	633,791
Interest Expense	(27,453)	(17,445)
Net Revenues	668,953	616,346
Expenses:		
Associate Compensation and Benefits	445,832	399,507
Floor Brokerage and Clearance	19,384	19,554
Communications	14,030	14,179
Occupancy and Equipment	38,949	38,665
Sales Promotion	6,229	6,903
Other Operating Expenses	61,191	52,495
Long-term Financing	14,508	15,505
	600,123	546,808
Income Before Provision for Income Taxes and Equity in Gain of Affiliate	68,830	69,538
Provision for Income Taxes	26,917	26,424
Equity in Gain of Affiliate	8,250	3,668
Net Income	$ 50,163	$ 46,782

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2005		$ 12,548	$ 119,848	$ 3,929	$ 56,448	$ -	$ 3,350	$ 196,123
Common Stock Sales		33	1,296	-	-	-	-	1,329
Exercise of Options		83	1,811	-	-	2,521	-	4,415
Conversion of Restricted Stock Units		16	(276)	(825)	-	1,557	-	472
Purchases of Treasury Stock		-	-	-	-	(8,907)	-	(8,907)
Sales of Treasury Stock		-	(12)	-	-	4,549	-	4,537
Net Income	$ 46,782	-	-	-	46,782	-	-	46,782
Foreign Currency Translation Adjustment	1,067	-	-	-	-	-	1,067	1,067
Other Comprehensive Income	$ 47,849							
Balance, December 31, 2006		12,680	122,667	3,104	103,230	(280)	4,417	245,818
Common Stock Sales		68	3,110	-	-	-	-	3,178
Exercise of Options		172	2,238	-	-	1,172	-	3,582
Conversion of Restricted Stock Units		43	891	(767)	-	385	-	552
Purchases of Treasury Stock		-	-	-	-	(7,197)	-	(7,197)
Sales of Treasury Stock		-	128	-	-	5,297	-	5,425
Net Income	$ 50,163	-	-	-	50,163	-	-	50,163
Foreign Currency Translation Adjustment	337	-	-	-	-	-	337	337
Other Comprehensive Income	$ 50,500							
Balance, December 31, 2007		$ 12,963	$ 129,034	$ 2,337	$ 153,393	$ (623)	$ 4,754	$ 301,858

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2007 and 2006

(In Thousands)

Balance, December 31, 2005	$ 363,109
Increases	9,009
Decreases	(105,472)
Balance, December 31, 2006	266,646
Increases	9,824
Decreases	(5,071)
Balance, December 31, 2007	$ 271,399

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

(In Thousands)

	2007	2006
Cash Flows from Operating Activities:		
Net Income	$ 50,163	$ 46,782
Adjustments to Reconcile Net Income to Net Cash (Used for) Provided by Operating Activities-		
Depreciation and Amortization	7,503	8,668
Deferred Taxes	(5,660)	(1,801)
Loss (Gain) on Disposal of Fixed Assets	8	(11)
(Gain) Loss on Sale of Investments	(15,168)	187
(Increase) Decrease in Operating Assets		
Securities Purchased Under Agreements to Resell	3,180	(493,805)
Deposits with Clearing Corporations	(3,695)	6,164
Receivables:		
Clients	31,976	88,852
Brokers and Dealers	(5,743)	22,035
Deposits Paid on Securities Borrowed	6,553	59,818
Other	(109,006)	15,347
Securities Owned, Net	(106,524)	11,618
Other Assets	(2,950)	(2,791)
Increase (Decrease) in Operating Liabilities		
Payables:		
Clients	(86,505)	(52,216)
Brokers and Dealers	(3,729)	5,975
Securities Sold Under Agreements to Repurchase	16,833	498,792
Securities Sold, Not Yet Purchased	3,015	(60,616)
Accounts Payable, Accrued Expenses and Other Liabilities	33,366	13,470
Income Taxes Payable	4,363	(3,409)
Net Cash (Used for) Provided by Operating Activities	(182,020)	163,059
Cash Flows from Investing Activities:		
Purchases of Investments	(773)	(1,931)
Sales of Investments	24,085	5,612
Purchases of Fixed Assets, Net	(7,263)	(3,483)
Net Cash Provided by Investing Activities	16,049	198
Cash Flows from Financing Activities:		
Proceeds from (Payments for) Money Borrowed, Net	34,905	(5,573)
Deposits Received (Returned) on Securities Loaned, Net	21,026	(10,695)
Proceeds from (Payments for) Subordinated Liabilities, Net	4,753	(96,463)
Sales of Common Stock	3,178	1,329
Sales of Treasury Stock, Net	2,362	517
Net Cash Provided by (Used for) Financing Activities	$ 66,224	$(110,885)

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

(In Thousands)

(Continued)

	2007	2006
Net (Decrease) Increase in Cash	$ (99,747)	$ 52,372
Cash at Beginning of Year	123,179	70,807
Cash at End of Year	$ 23,432	$ 123,179
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$ 42,899	$ 33,149
Income Taxes	27,619	27,546

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Financial Statements
December 31, 2007 and 2006

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker and dealer in securities with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and is also a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage, investment banking and asset management businesses, including private wealth management brokerage transactions, institutional equity and fixed income sales, research services, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities in corporate and municipal securities, government and government agency bonds, equity, balanced and fixed income investment advisory and asset management services, mutual fund distribution and option transactions. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Cash

Cash includes overnight investments.

(b) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreement. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued regularly, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(c) Securities Transactions

Securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

(d) Securities Owned

Securities owned are carried at fair value or, in the event there is no readily identifiable fair value, estimated fair value is determined by management, with the change in unrealized gains or losses reflected in income.

(e) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(f) Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(g) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned.

(h) Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments. The Company enters into forward, option and future transactions as more fully discussed in Footnote 19.

(i) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

The Company is under continuous examination by various tax authorities in jurisdictions in which the Company has significant business operations. The Company regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. Tax reserves have been established, which the Company believes to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted as information becomes available or when an event requiring a change to the reserve occurs.

(j) Long-term Financing

Long-term Financing principally represents interest expense from debt incurred in 2004 related to the purchase of stock from The Northwestern Mutual Life Insurance Company.

(k) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 5. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(l) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 6.

(m) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under Revised Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Accounting for Stock-Based Compensation.*" Pursuant to SFAS 123(R), the Company followed the prospective transition method when adopting the revised standard. Under the prospective transition method, only new awards issued, modified, repurchased or cancelled after January 1, 2006 are recognized through the Statements of Income.

(n) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(o) Foreign Currency Translation

In accordance with SFAS No. 52, "*Foreign Currency Translation*," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(p) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(q) New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*." FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB decided to defer the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for the Company in 2008. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities*." SFAS No. 159 allows companies to elect to follow fair value accounting for certain assets and liabilities on an instrument-by-instrument basis. SFAS No. 159 is effective for the Company in 2008. The Company is currently evaluating the impact the adoption of SFAS No. 159 will have on its financial statements.

(2) New York Stock Exchange, Inc.

In 2006, the Company tendered its three New York Stock Exchange, Inc. seat memberships for a combination of cash and shares of the newly formed company titled NYSE Group, Inc. ("NYX"). The Company values its NYX shares net of a liquidity discount due to transfer restrictions that primarily expire in March 2009. In 2006, the Company was allowed to sell 155,702 of its 240,531 shares in a secondary public offering. The Company's remaining 84,829 shares are valued, net of the liquidity discount, at $5,212 and $5,772 at December 31, 2007 and 2006, respectively, and are included in Securities Owned, at Fair Value on the Statement of Financial Condition.

(3) Related-Party Transactions

During 2007 and 2006, the Company entered into certain transactions with affiliated entities. Included on the Statements of Financial Condition are $131,726 and $37,062, as of December 31, 2007 and 2006, respectively, of receivables from affiliates included in Receivables Other and $31,823 and $20,234, as of December 31, 2007 and 2006, respectively, of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

(4) NM Clearing Agreement

Effective February 13, 2006, and pursuant to the amended fully disclosed clearing agreement (the "Amended Agreement"), the Company ceased clearing securities transactions for a broker dealer subsidiary of Northwestern Mutual ("NM"). In connection with this termination, NM remitted to the Company an early termination fee of $33,011. The Company had previously recorded a $5,835 receivable related to the termination. The net amount of $27,176 is included in Other Revenues in the Statement of Income as of December 31, 2006.

(5) Fixed Assets

Fixed Assets as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Furniture and Fixtures	$ 25,056	$ 24,327
Equipment	28,926	27,263
Software	15,591	13,356
Leasehold Improvements	31,676	30,282
Capital Leases	3,766	3,766
	105,015	98,994
Less Accumulated Depreciation	(88,895)	(83,888)
Furniture, Equipment and Leasehold Improvements, Net	$ 16,120	$ 15,106

(6) Goodwill and Intangible Assets

At December 31, 2007 and 2006, goodwill and intangible assets consist of the following:

	2007	2006
Goodwill	$27,279	$26,200
Amortizing Intangibles	5,997	6,818
Indefinite Life Intangibles	9,824	9,260
	$43,100	$42,278

Estimated future amortization expense is as follows:

2008	$1,329
2009	1,329
2010	1,329
2011	1,329
2012	593
Thereafter	88
	$5,997

(7) Money Borrowed

(a) Bank Loans

The Company maintains one committed and several uncommitted lines of credit with various banks payable on demand. At December 31, 2007 the aggregate lines of credit available were $285,000. The Company has $6,000 at 4.46% and $23,000 at 4.55% outstanding under these lines at two separate financial institutions at December 31, 2007. There were no loans outstanding at December 31, 2006.

(b) Book Credit Balances in Bank Accounts

The Company has $38,464 and $32,559 in credit balances at certain banks with which it does business at December 31, 2007 and 2006, respectively. The Company does not have a right of offset regarding these balances and, as a result, they are classified as money borrowed on the Statements of Financial Condition.

(8) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007 and 2006, Securities Owned and Securities Sold, Not Yet Purchased, consist of trading and investment securities at fair value, as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
2007		
U.S. Government and Agency Obligations	$198,731	$ 46,606
Municipal Bonds	90,171	30
Corporate Bonds	76,464	5,866
Corporate Stocks	56,671	16,980
Other Securities	23,491	-
	$445,528	$ 69,482
2006		
U.S. Government and Agency Obligations	$165,290	$ 26,729
Municipal Bonds	69,448	13,176
Corporate Bonds	36,730	5,133
Corporate Stocks	44,152	21,429
Other Securities	31,528	-
	$347,148	$ 66,467

Other Securities consists principally of investments in partnership interests and corporate stocks that are not readily marketable. Investments in partnership interests are carried at an estimated fair value of $15,501 and $24,654 at December 31, 2007 and 2006, respectively. Certain associates have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. In connection with these partnerships, the Company has made commitments to invest up to an additional $5,829 and $6,482 at December 31, 2007 and 2006, respectively.

(9) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2007 and 2006, the Company's net capital percentage was 56% and 69%, respectively, of aggregate debit items, and net capital, as defined, was $197,257 and $261,597, respectively, which is $190,225 and $253,980, respectively, in excess of the required minimum amount.

(10) Subordinated Liabilities

The Company has $271,399 and $266,646 of subordinated notes, including $240,000 payable to BFC, covered by agreements approved by the Financial Industry Regulatory Authority, Inc. that are available in computing adjusted net capital under the net capital rule at December 31, 2007 and 2006, respectively. The following schedule discloses the major components including repayment terms:

	2007	2006
Payable to BFC		
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010.	$140,000	$140,000
Subordinated Note, variable interest rate (6.4375% and 6.875% at December 31, 2007 and 2006, respectively), due June 2011.	75,000	75,000
Subordinated Notes, variable interest rate (5.375% and 5.75% at December 31, 2007 and 2006, respectively), due August 2011.	25,000	25,000
	240,000	240,000
Payable to Associates	31,399	26,646
	$271,399	$266,646

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2007 and 2006, the Company had sufficient capital that such restrictions did not apply. The right of the noteholders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the Financial Industry Regulatory Authority, Inc.

(11) Income Taxes

The provision for income taxes results in an effective income tax rate of 39% and 38% for 2007 and 2006, respectively, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to foreign and state income taxes, less the Federal impact thereon, offset by state tax refunds, excludable dividends and municipal interest income.

The provision for income taxes is comprised of the following:

	2007	2006
Current Tax Expense-Federal	$ 27,679	$ 24,438
Current Tax Expense-State	4,898	3,787
Deferred Tax Benefit	(5,660)	(1,801)
	$ 26,917	$ 26,424

The major deferred tax items, as computed under SFAS No. 109, "*Accounting for Income Taxes*," are as follows:

	2007	2006
Deferred Tax Assets:		
Deferred Compensation Plans	$ 20,382	$ 17,885
Equipment and Leasehold Improvements	6,020	5,437
Accrued Expenses	18,931	17,846
Other	4,082	2,220
	49,415	43,388
Deferred Tax Liabilities:		
Margin Debt	2,564	2,543
Goodwill and Intangibles	8,023	8,416
Other	3,472	2,733
	14,059	13,692
Net Deferred Tax Assets	$ 35,356	$ 29,696

No valuation allowance, as defined in SFAS No. 109, is required as management believes it is more likely than not that the deferred tax asset is realizable.

(12) Stockholders' Equity

During 2007 and 2006, the following share transactions took place:

	Shares of Common Stock, $1 Stated Value	Shares of Treasury Stock
Balance, December 31, 2005	12,547,836	-
Sales of Common Stock	32,879	-
Exercise of Options	82,947	(23,828)
Conversion of Restricted Stock Units	16,355	(39,292)
Purchases of Treasury Stock, Net	-	69,430
Balance, December 31, 2006	12,680,017	6,310
Sales of Common Stock	68,126	-
Exercise of Options	171,808	(25,038)
Conversion of Restricted Stock Units	42,690	(9,063)
Purchases of Treasury Stock, Net	-	40,940
Balance, December 31, 2007	12,962,641	13,149

The Company has authorized 36,225,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2007 or 2006.

The shares of the Company are subject to strict transfer restrictions.

On December 5, 2007 the directors of the Company approved a 2-for-1 stock split of the common and preferred stock. The stock split is in the form of a stock dividend and will be paid on February 19, 2008 for every share held as of February 15, 2008.

(13) Associate Compensation and Retirement Plans

(a) Pension Plan

The Company's qualified, noncontributory, defined benefit pension plan (the "Pension Plan") was terminated as of December 31, 2005. Assets of $82,787 were distributed to participants in September 2006. The Pension Plan had previously been frozen as of December 31, 2003.

The Company followed the provisions of SFAS No. 87, "*Employers' Accounting for Pensions*," to determine pension expense. Pension expense was $5,000 in 2006 representing the expense to terminate the plan beyond the amount recognized in 2005.

The Company contributed $6,370 to the Pension Plan during 2006. The Pension Plan paid benefits of $2,345 during 2006.

(b) Supplemental Pension Plan

The Company has a nonqualified, supplemental, noncontributory defined benefit pension plan (the "Supplemental Plan") covering certain associates. In connection with the termination of the Pension Plan, participant accruals in the Supplemental Plan were frozen as of December 31, 2005. Participants will receive no further benefit accruals under the Supplemental Plan. Pension expense is determined under the provisions of SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*"

Net pension expense was $32 and $43 in 2007 and 2006, respectively. The Company contributed $15 and $6 to the Supplemental Plan in 2007 and 2006, respectively. The Supplemental Plan paid benefits of $15 and $6 in 2007 and 2006, respectively.

The discount rate used on the projected benefit obligation was 5.75% in 2007 and 2006.

The following sets forth the Supplemental Plan's funded status, plan assets and the amount recognized as a liability on the Statements of Financial Condition at December 31, 2007 and 2006:

	2007	2006
Accumulated Benefit Obligation	$579	$563
Projected Benefit Obligation	579	563
Plan Assets, at Fair Value	-	-
Plan Liability	621	604

The Company expects to contribute $29 to the Supplemental Plan in 2008.

The following sets forth the Supplemental Plan's estimated future benefit payments:

Calendar Year	
2008	$ 29
2009	43
2010	47
2011	50
2012	50
2013-2017	242
	$461

(c) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation. The Company's 401(k) match expense was $2,878 and $2,735 in 2007 and 2006, respectively.

Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $9,900 and $8,900 in 2007 and 2006, respectively.

(d) Deferred Compensation

The Company has two deferred compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), and the Financial Advisors Deferred Compensation Plan ("FADCP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. The FADCP grants deferred compensation to certain associates, which vests after seven years, and are expensed at the date of grant. However, any award under the BCPP or FADCP in 2004 or prior years vests after five years. Associates have the ability to allocate their unvested deferred compensation among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2007 and 2006 is as follows:

	Shares
Outstanding, December 31, 2005	264,864
Conversion to Common Stock	(55,647)
Outstanding, December 31, 2006	209,217
Conversion to Common Stock	(51,753)
Outstanding, December 31, 2007	157,464

The Company issued no RSUs during 2007 or 2006. In connection with the RSUs, the Company has reserved 157,464 and 209,217 shares of Company common stock as of December 31, 2007 and 2006, respectively, to cover the ultimate conversion of the outstanding RSUs. As described in Footnote 12, the directors of the Company approved a 2-for-1 stock split and the number of restricted shares will be adjusted to give effect of the stock split.

(e) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

The Company did not grant options in 2007 or 2006.

Option activity during 2007 and 2006 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2005	876,578	$22.72	
Exercised	(173,051)	$16.54	
Forfeited	(6,270)	$42.71	
Outstanding, December 31, 2006	697,257	$24.07	3.5
Exercisable, December 31, 2006	636,955	$22.40	3.1
Exercised	(285,075)	$16.17	
Forfeited	(750)	$43.29	
Outstanding, December 31, 2007	411,432	$29.52	4.0
Exercisable, December 31, 2007	380,852	$28.22	3.6

In accordance with the prospective method under SFAS 123(R), no stock-based associate compensation cost is reflected in net income on the Statement of Income as no options were granted in 2007 or 2006.

Cash received from the exercise of stock options for the year ended December 31, 2007 and 2006 was $4,309 and $2,278, respectively. The tax benefit realized for the tax deductions from option exercises was $59 and $294 for the years ended December 31, 2007 and 2006, respectively, and is recorded in Additional Paid-In Capital on the Statement of Financial Condition. As described in Footnote 12, the directors of the Company approved a 2-for-1 stock split; the number of shares that may be purchased and the exercise price will be adjusted to give effect of the stock split.

(14) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2007 and 2006, the Company's investment in Baird UK Ltd. was $15,929 and $16,439, respectively, and is included in Other Assets on the Statements of Financial Condition.

(15) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense related to noncancelable leases is as follows:

Calendar Year	Aggregate Minimum Annual Rental Expense on Noncancelable Leases
2008	$ 25,248
2009	21,617
2010	18,644
2011	14,453
2012	12,720
Thereafter	56,327
	$149,009

Total rental expense was $26,025 and $25,365 during 2007 and 2006, respectively.

(b) Letters of Credit

The Company has obtained letters of credit of $35,000 and $31,000 as of December 31, 2007 and 2006, respectively, secured by client securities held in margin accounts, of which the Company utilized $30,069 and $27,645 to meet margin requirements of a clearing corporation as of December 31, 2007 and 2006, respectively.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "*Accounting for Contingencies*," the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open at December 31, 2007 and 2006 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Statements of Financial Condition for these arrangements.

(16) Financial Instruments Fair Value Information

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as of December 31, 2007 and 2006. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

(17) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2007 and 2006, the fair value of securities accepted as collateral was $568,764 and $552,630, respectively.

(18) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statements of Financial Condition.

(19) Derivatives

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $58,623 and $172,514, respectively, as of December 31, 2007 and $57,674 and $116,245, respectively, as of December 31, 2006. The market value of forward purchase and forward sale transactions was $58,976 and $173,259, respectively, as of December 31, 2007 and $57,488 and $115,728, respectively, as of December 31, 2006. Transactions involving future settlement give rise to market risk if a counterparty fails to meet its obligations, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company uses financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2007 and 2006. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statements of Income.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Baird (Robert W.) & Co. Incorporated — as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 301,857,673	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			301,857,673	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			271,398,614	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 573,256,287	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 328,990,525 [3540]		
1. Additional charges for customers' and non-customers' security accounts		3,987,576 [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		417,105 [3570]		
1. number of items	85 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		10,509,051 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(343,904,257)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 229,352,030	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ 282,310 [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		10,836,881 [3690]		
3. State and municipal government obligations		6,029,658 [3700]		
4. Corporate obligations		6,304,324 [3710]		
5. Stocks and warrants		8,432,669 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		209,006 [3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(32,094,848)	3740
10. Net Capital			$ 197,257,182	3750

Note: Non-allowable assets from the Statement of Financial Condition:

Furniture, Equipment and Leasehold Improvements	$16,120,348
Securities Owned Not Readily Marketable	14,305,776
Due from Affiliates and Subsidiaries	163,257,171
Other	135,307,230
Total	328,990,525

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Baird (Robert W.) & Co. Incorporated — as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	7,032,498	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	7,032,498	3760
25. Excess net capital (line 10 less 24)	$	190,224,684	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	56.1	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	55.59	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	179,675,936	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	18.56	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2007 unaudited FOCUS Part II report, as amended.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Baird (Robert W.) & Co. Incorporated — as of 12/31/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 92,333,101	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	63,731,246	4350		
3. Monies payable against customers' securities loaned (see Note C)	54,844,505	4360		
4. Customers' securities failed to receive (see Note D)	7,222,360	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	867,296	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	2,800,945	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	30,439	4420		
10. Other (List)	3,990,300	4425		
11. TOTAL CREDITS			$ 225,820,192	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 312,645,204	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	6,940,734	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	1,970,108	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	30,068,873	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 351,624,919	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(10,548,748)	4471
20. ** TOTAL 15c3-3 DEBITS			341,076,171	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 115,255,979	4480
22. Excess of total credits over total debits (line 11 less line 20)		4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

BROKER OR DEALER
Baird (Robert W.) & Co. Incorporated as of 12/31/07

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... $		4550
B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ 4335		4570
D. (k) (3)-Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D		4588
A. Number of items .... $		4589
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes X 4584 No ______ 4585

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2007 unaudited FOCUS Part II report, as amended.

Grant Thornton

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton LLP
100 E Wisconsin Avenue, Suite 2300
Milwaukee, WI 53202-9971
T 414.289.8200
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www.GrantThornton.com

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

In planning and performing our audits of the financial statements of Robert W. Baird & Co. Incorporated (the "Company") as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Milwaukee, Wisconsin
February 20, 2008

END